UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies Pursuant to Rule 17f-2 [17 CFR 270. l 7f-2]

1. Investment Company Act File Number: 811 – 23708		Date examination completed: March 20, 2026
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Fundrise Innovation Fund, LLC
4. Address of principal executive office: (number, street, city, state, zip code) 11 Dupont Circle NW, 9th Floor, Washington, District of Columbia, USA 20036

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid 0MB control number. Filing of Form N-l 7f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company is securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company . The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. B 3 507. Responses to this collection of information will not be kept confidential.

Independent Accountants’ Examination Report

To the Board of Directors of Fundrise Innovation Fund, LLC:

Report on Examination of Management’s Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

Opinion

We have examined management of Fundrise Innovation Fund, LLC’s (the Fund) assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (Specified Requirements) as of March 20, 2026, and from the date of initial account activity of February 18, 2026, through March 20, 2026. (Management’s Assertion).

In our opinion, Management’s Assertion is fairly stated, in all material respects.

Our opinion on the Fund’s compliance with the Specified Requirements does not extend to any other information that accompanies or contains our report.

Basis for opinion

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. We are required to be independent and to meet our other ethical requirements in accordance with relevant ethical requirements related to the engagement. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Intended use or purpose

This report is intended solely for the information and use of management and the Board of Directors of Fundrise Innovation Fund, LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Our opinion is not modified in respect of this matter.

Management’s responsibilities

Management of the Fund is responsible for:

● The Fund’s compliance with the Specified Requirements and its assertion;
● designing, implementing and maintaining internal control relevant to compliance with the Specified Requirements;
● identifying the Specified Requirements and selecting or developing suitable criteria (if applicable), including interpreting such requirements when there are varying interpretations; and
● evaluating the Fund’s compliance with the Specified Requirements.

Our responsibilities

The attestation standards established by the American Institute of Certified Public Accountants require us to:

● plan and perform the examination to obtain reasonable assurance about whether Management’s Assertion is fairly stated, in all material respects; and
● express an opinion on Management’s Assertion, based on our examination.

We exercised professional judgment and maintained professional skepticism throughout the engagement. We designed and performed our procedures to obtain evidence about whether Management’s Assertion is fairly stated that is sufficient and appropriate to provide a basis for our opinion. The nature, timing, and extent of the procedures selected depended on our judgment, including an assessment of the risks of material misstatement of Management’s Assertion, whether due to fraud or error. We identified and assessed the risks of material misstatement of Management’s Assertion through understanding the Specified Requirements and the engagement circumstances. We also obtained an understanding of the internal control relevant to the Fund’s compliance with the Specified Requirements in order to design procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of internal controls. Our examination does not provide a legal determination on the Fund’s compliance with the Specified Requirements.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 10, 2026

June 10, 2026

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940
We, as members of management of Fundrise Innovation Fund, LLC (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 20, 2026, and from the date of initial account activity of February 18, 2026, through March 20, 2026.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 20, 2026, and from the date of initial account activity of February 18, 2026, through March 20, 2026, with respect to cash held in the Fund’s self-custodied bank account that was subject to the Rule 17f-2 examination.
Fundrise Innovation Fund, LLC

By:    /s/ Alison Staloch
         Alison Staloch
         Treasurer and Principal Financial Officer